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August 30, 2011

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         Tasman Metals Ltd.
Form 40-F for the year ended August 31, 2011
Filed December 28, 2011
File No. 001-35307

Dear Mr. Reynolds:

This letter is being filed on behalf of Tasman Metals Ltd. (the “Company”) in response to the comment from of the Staff in its letter dated August 17, 2012.  The Staff’s comment is set forth below, together with the Company’s response.

Comment No. 1

Please provide an analysis as to whether the Company meets the definition of ‘investment company’ under Section 3(a) of the U.S. Investment Company Act of 1940 and, if so, whether the Company comes within any exception to such definition or is otherwise exempt from registration with the SEC as an investment company. In your response, please provide specific facts that will enable the staff to make a determination as to the investment company status of the Company.  Please note that the ‘objective test’ of Section 3(a)(1)(C) requires analysis of the Company’s assets on an unconsolidated basis; the financial statements currently available to the staff as an Exhibit to the Company’s most recently filed Form 40-F are consolidated.

Response to Comment No. 1:

Section 3(a)(1) of the Investment Company Act of 1940 (the “1940 Act”) includes three provisions which define an “investment company.”  Section 3(a)(1)(A) of the 1940 Act states that an issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” is an investment company.  Additionally, Section 3(a)(1)(B) provides that an issuer which “is engaged or proposes to engage in the business of

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding” is an investment company.  Finally, under Section 3(a)(1)(C), an issuer which is “engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis” is deemed to be an investment company.

The Company is not an investment company because the Company is not (a) in the business of issuing face-amount certificates or (b) engaged, primarily or otherwise, in the business of investing, reinvesting, owning, holding or trading in securities.

Section 3(b) of the 1940 Act provides “[n]otwithstanding paragraph (1)(C) of subsection (a), none of the following persons is an investment company within the meaning of this title: (1) Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities.” Accordingly, companies that qualify for the exception in Section 3(b)(1) are deemed not to be investment companies irrespective of the asset test contained in Section 3(a)(1)(C).

Historically, the Commission has used a five-factor test, set forth in In re Tonopah Mining Company of Nevada1 (“Tonopah Mining”), to analyze the applicability of Section 3(b)(1) to certain companies.

Tonopah Mining Factors

Tonopah Mining sets forth five factors to be considered in connection with an issuer’s reliance upon Section 3(b)(1).  An issuer does not have to meet all of the factors, rather, the factors are to be weighed and considered in their totality.

The first factor to be considered from Tonopah Mining is the historical development of the company.  The Company was incorporated under the laws of the Province of British Columbia on August 27, 2007. On October 22, 2009 the Company completed a statutory amalgamation (the “Amalgamation”) with Lumex Capital Corp. (“Lumex”) and Ausex Capital Corp. (“Ausex”) and the surviving corporation continued under the name of Tasman Metals Ltd.

Lumex completed its initial public offering on June 7, 2007. Ausex completed its initial public offering on January 25, 2008. Prior to the completion of the Amalgamation of Tasman, Ausex was a Capital Pool Company as such term is defined in TSX Venture Exchange (“TSXV”) Policy 2.4 – Capital Pool Companies (“CPC”) with no tangible assets, Lumex was a CPC with no tangible assets and Tasman was a private company, at arm’s length to Ausex and Lumex, with its material assets in Sweden. The Amalgamation of Tasman, Ausex and Lumex served as the “qualifying transaction” for both Ausex and Lumex under the policies of the TSXV.

______________________
1 In re Tonopah Mining Company of Nevada, 26 S.E.C. 426 (1947).

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

On completion of the Amalgamation, Lumex, Ausex and Tasman amalgamated to form one company under the name Tasman, and Ausex and Lumex ceased to be reporting issuers in British Columbia and Alberta.

Since the Amalgamation, the Company has proceeded with the exploration and development of its principal asset, the Norra Karr rare earth element property in Sweden. The Company has completed many thousands of meters of drilling, and has substantially advanced the property towards development.  The next phase for the Norra Karr property will be a multimillion dollar work program, which the Company intends to fund from its existing working capital.  The Company is fortunate to have a significant working capital position to fund the work program.

As of August 31, 2011, the Company’s principal mineral asset was the 100% owned Norra Kärr REE-Zirconium project in Sweden (the “Norra Kärr project”). The Norra Kärr project is located in southern Sweden, 300 km southwest of the capital Stockholm and lies in mixed farming and forestry land.

The second Tonopah Mining factor relates to the company’s representations of policy.  As described in the Company’s Annual Information Form dated December 22, 2011 (the “AIF”), which is filed as Exhibit 99.1 to the Company’s Form 40-F for the fiscal year ended August 31, 2011 (the “Form 40-F”), the Company is in the mineral acquisition and exploration business. See AIF page 7.  More specifically, the Company is a junior resource company engaged in the acquisition and exploration of unproven rare earth elements (“REE”) and also holds interests in iron ore properties in Scandinavia. See AIF page 1.

Generally, the Company describes itself to its shareholders as a mineral exploration company engaged in the acquisition and exploration of unproven mineral interests. See “General Development of the Business- General” on page 1 of the AIF and Note 1 on page F-7 of the Company’s Audited Consolidated Financial Statements for the fiscal years ended August 31, 2011, 2010 and 2009 (the “2011 Financial Statements”) filed as Exhibit 99.2 to the Form 40-F.  Additionally, the Company’s press releases state that the Company is a mineral exploration and development company focused on REEs in the European region.

Moreover, with respect to the Company’s capital management policy, the Company stated in Note 15 of the 2011 Financial Statements that:

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern.  The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The properties in which the Company currently has an

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

Additionally, the Company is not listed or treated as an investment company by the TSX Venture Exchange (the “TSXV”), but is listed as a Tier 1 exploration and development company.  Were the Company to operate as an investment company, that would be a violation of the Company’s listing agreement with the TSXV and would require the TSXV’s approval.  The TSXV also has policies which prohibit the Company from making share investments in other companies unless it follows prescribed policies (for example receiving shares as partial consideration for the sale of a property interest) or receives TSXV approval.  The TSXV prohibits the purchase of shares in the open market by resource issuers.

The third Tonopah Mining factor is the activities of a company’s officers and directors. As of August 31, 2011, the Company had five full-time employees and employed five part-time contractors.  The investment decisions are made by the Company's CFO, Mr. Nick DeMare, and Mr. Harvey Lim who works for Chase Management Ltd., a private company owned by Mr. DeMare, which provides administrative, accounting and management services to the Company. Very little time is spent by these individuals on the investment decisions of the Company, which primarily consist of working with the Company’s broker to confirm his recommendations regarding low-risk term deposits or like investments in which the Company places its surplus cash until required for operations.

The fourth factor looks at the nature of the company’s assets. Mineral exploration and development companies typically incur significant expenses and costs associated with exploration and development activities.  As a result, these companies require significant working capital to fund their activities.  Under International Financial Reporting Standards (“IFRS”), and previously under Canadian generally accepted accounting principles (“GAAP”), a company could either capitalize or expense exploration costs. The Company has chosen to expense exploration costs until confirmation of mineral reserves or receipt of permits to commence mining operations and obtaining necessary financing.  Accordingly, the Company is required to have significant cash and cash equivalents to finance its ongoing activities; however, once the money is spent, it does not show up on the balance sheet as an asset, unless the Company has met the more stringent requirements for capitalizing the exploration expenses.

The following table sets forth an analysis of the Company’s assets as of August 31, 2011.

Table 1
(amounts in CDN$ and based on Canadian GAAP)

Asset	Amount	Percentage of Total Assets
Cash and cash equivalents	5,012,487	31.6%

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

Asset	Amount	Percentage of Total Assets
Short-term investments	10,204,609	64.2%
Amounts receivable	71,461.4%
Prepaids	54,165.3%
Capital assets	128,654.8%
Investments	332,144	2.1%
Resource Interests	79,176.5%
Bond deposit	3,292.02%
Total Assets	15,885,988	100%

While the Company held significant cash and investments as of August 31, 2011, substantially all of those investments were being held in short-term positions (cash and short-term investments) to provide liquidity to the Company.  Additionally, while management could have made the decision (and in the future might make such a decision) to hold all of the Company’s operating funds in cash, that would seemly penalize the Company (and its shareholders) and may not be viewed as prudent management of the Company’s assets.

Also, it should be pointed out that that all of the short-term investments as of August 31, 2011, were guaranteed investment contracts with remaining terms of less than 12 months and which were redeemable after 30 days from purchase.

As of August 31, 2011, the Company also held CDN$334,144 of investments.  As explained in Note 5 of the Company’s audited financial statements for the year ended August 31, 2011, these investments consisted of 882,353 shares of Scandinavian Resources Limited (“Scandinavian”), based on the market price of those shares at August 31, 2011.  The Scandinavian shares were received by the Company as part of a joint venture with Scandinavian negotiated in May of 2010, whereby Scandinavian was granted the right to acquire up to a 90% interest in four iron ore claims held by the Company in the Kiruna district of Sweden. The terms of the joint venture are as follows:

•	Scandinavian issued the Company 588,236 fully paid ordinary shares and paid to the Company the sum of AU$33,333;
•
Within ten business days of the renewal of claim Sautusvaara nr 1, Scandinavian agreed to issue to the Company fully-paid ordinary shares having a value of AU$50,000 (which have been issued), pay to the Company the sum of AU$16,667 and reimburse the Company for the Mining Inspectorate renewal fees for Sautusvaara nr 1.

•
Scandinavian is required to spend a minimum of AU$175,000, within 12 months prior to being entitled to withdraw. Should Scandinavian withdraw after meeting the minimum expenditure, it will have no further interest in the claims;

•	The Company granted to Scandinavian the exclusive right to earn a 51% interest in the claims by spending AU$750,000 on exploration prior to June 30, 2013;
•	Scandinavian may earn a further 24% interest in the claims by spending a further AU$500,000 on exploration prior to June 30, 2014; and

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

•	Scandinavian may earn a further 15% interest in the claims by sole funding a feasibility study on at least one claim prior to June 30, 2018, including a minimum spend of AU$100,000 per annum.

The fifth Tonopah Mining factor analyzes the sources of the company’s income.  As an exploration stage mining company, the Company has not earned any revenues from its principal operations and, accordingly, the Company has incurred net losses for the fiscal years ended August 31, 2009 through 2011.  The Company has reported revenues from interest earned on its deposits, sales of assets, sales of investments, and the option of resource interests; however, those revenues have not exceeded the Company’s expenses associated with the Company’s activities.  In fact, those revenues have not exceeded the amounts spent on exploration expenses by the Company during those fiscal years.

With respect to issuers which are engaged primarily in research and development activities, the Commission has considered alternative factors to the Tonopah Mining income and assets factors discussed above.  In ICOS Corporation2, the Commission granted an exemption order under Section 3(b)(2) (which is essentially a provision allowing an issuer to request an order from the Commission that the issuer is engaged in business other than those associated with being an investment company) to a research and development company, noting that “[i]ntellectual capital and technology, however, are not capitalized assets on the companies’ balance sheets, making it difficult for research and development companies to satisfy the asset test.”  The Commission went on to state:

If a company demonstrates that it is engaged actively in bona fide research and development activities, the Commission would consider the use, rather than simply the composition, of the company’s assets and income.

Presumably, the same analysis would apply to exploration stage companies who face similar issues. In ICOS Corporation, the Commission adopted three new factors (the “ICOS Factors”) to be considered in lieu of the asset and income tests from Tonopah Mining: Reduction of Principal, Nature of Expenses, and Preservation of Capital.

The first ICOS Factor, Reduction of Capital, looks at “whether the company uses its securities and cash to finance its research and development.”  During the fiscal years ended August 31, 2009 through August 31, 2011, the Company’s mineral exploration costs exceeded the revenue generated from all other sources (including interest income and gains on sales of investments). See Table 2.

Table 2
(all amounts are in CDN$ and based on Canadian GAAP)

	Fiscal Year Ended August 31,
	2011	2010	2009
Mineral Exploration Costs	1,570,435	654,521	11,588

_______________________
2 ICOS Corporation, 51 S.E.C. 322 (1993).

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

Total Revenues	771,665	108,558	743
Mineral Exploration Costs as a Percentage of Total Revenues	204%	603%	1,560%

The second ICOS Factor relates to the nature of expenses.  Under this factor, “the Commission would consider the manner in which the company spends its funds.” While the Commission stated that a company would need “to establish that a substantial portion of its gross expenses consists of research and development expenses,” under this factor, it seems reasonable that a similar analysis would apply to exploration stage companies as well.  Accordingly, the Company believes that an exploration stage issuer with a substantial portion of its gross expenses consisting of mineral exploration costs should also meet the second ICOS Factor.  With respect to the Company, a significant portion of the Company’s gross expenses have been spent on mineral exploration costs.  See Table 3. The percentage of mineral exploration costs is even greater when excluding stock-based compensation from the Company’s gross expenses. See Table 3.

Table 3
(all amounts are in CDN$ and based on Canadian GAAP)

	Fiscal Year Ended August 31,
	2011	2010	2009
Mineral Exploration Costs	1,570,435	654,521	11,588
Other Expenses (including stock-based compensation)	5,951,268	1,007,189	41,561
Total Expenses (including stock-based compensation)	7,521,703	1,661,710	53,149
Mineral Exploration Costs as a Percentage of Total Expenses (including stock-based compensation)	20.9%	39.4%	21.8%
Stock-based compensation	4,437,538	340,750	0
Other Expenses (excluding stock-based compensation)	1,513,730	666,439	41,561
Total Expenses (excluding stock based compensation)	3,084,165	1,320,960	53,149
Mineral Exploration Costs as a Percentage of Total Expenses (excluding stock-based compensation)	50.9%	49.5%	21.8%

As part of the second ICOS Factor, the Commission also stated that they “would expect the Company’s gross investment expenses . . . to be de minimis when compared to gross expenses from all sources.” During the fiscal years ended August 31, 2009 through 2011, the Company did not incur any specific investment expenses (including advisory and management fees).

The final ICOS Factor is preservation of capital.  Under this factor, the Commission “consider[s] whether the company invests in securities in a manner that is consistent with the preservation of its assets until needed to finance operations.”  Further, the Commission stated that “a company generally would meet this requirement only if substantially all of its securities . . . present limited credit risks.”  With respect to the Company, as of August 31, 2011 and 2010, 96.8 percent and 95.6 percent,

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission

respectively, of the Company’s securities3 were invested in short-term securities classified as guaranteed investment contracts (“GICs”).  See Table 4. The GICs purchased by the Company all have maturities of less than 12 months and are issued by major Canadian financial institutions. In addition the GICs are redeemable within 30 days from the date of purchase.

Management has elected to purchase GICs, rather than maintaining sizable cash balances, to provide the Company with some return on its cash assets and to guard against deflation of those assets; and if left in a cash account the Company would have earned next to nothing as a return on its cash. In order to obtain some return on the Company’s cash, management has purchased investment certificates with limited risk which provide some return on the cash balances.

Table 4
(all amounts are in CDN$ and based on Canadian GAAP)

	As of August 31,
	2011		2010
	Amount	Percent of Total	Amount	Percent of Total
Short-term investments (Guaranteed Investment Contracts)	10,204,609	96.8%	1,705,318	95.6%
Other investments	332,144	3.2%	78,194	4.4%
Total Investments	10,536,753	100.0%	1,783,512	100.0%

Based upon a review of the ICOS Factors along with the relevant Tonopah Mining factors, the Company believes it qualifies for the investment company exclusion set forth in Section 3(b)(1) of the 1940 Act and, accordingly, is not an investment company under the 1940 Act.

The Company’s requested acknowledgements are enclosed with this letter.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Craig A. Stoner

Craig A. Stoner

Enclosure

CC:	Tasman Metals Ltd.

___________________________
3 For purposes of this analysis securities include the Company’s short-term investments and investments, as shown on the Company’s balance sheet dated August 31, 2011.

Tasman Metals Ltd.
1305, 1090 West Georgia Street
Vancouvr, BC V6E 3V7 Canada
Tel: 604.685.9316  *  Fax:  604.683-1585

August 30, 2011

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:        Tasman Metals Ltd.
Form 40-F for the year ended August 31, 2011
Filed December 28, 2011
File No. 001-35307

Dear Mr. Reynolds:

Please be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nick DeMare
Mr. Nick DeMare
Chief Financial Officer